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                             June 24, 2024

       Youngtao Luo
       Chief Financial Officer
       OneConnect Financial Technology Co., Ltd.
       21/24F, Ping An Finance Center, No. 5033 Yitian Road
       Futian District, Shenzhen,
       Guangdong, 518000, People   s Republic of China

                                                        Re: OneConnect
Financial Technology Co., Ltd.
                                                            Form 20-F for the
year ended December 31, 2023
                                                            File No. 001-39147

       Dear Youngtao Luo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the year ended December 31, 2023

       General

   1. Please amend your Form 20-F to revise the certifications filed as Exhibit 12.1 and 12.2 to refer to the certifying
officers' responsibility for establishing and maintaining
                                                        both disclosure
controls and procedures and internal control over financial reporting, as defined in Exchange Act
Rules 13a-14(a) or 15d-14(a).
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Youngtao Luo
OneConnect Financial Technology Co., Ltd.
June 24, 2024
Page 2

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,
FirstName LastNameYoungtao Luo
                                                    Division of Corporation
Finance
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    Office of Technology
June 24, 2024 Page 2
cc:       Shuang Zhao
FirstName LastName